Exhibit 99(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC, A DEBTOR-IN-POSSESSION
CONDENSED STATEMENT OF CONSOLIDATED LOSS
(Unaudited)

Twelve Months Ended March 31, 2016
(millions of dollars)
Selling, general and administrative expenses	$(5)
Other deductions (a)	(103)
Interest expense and related charges	(235)
Reorganization items	(60)
Loss before income taxes and equity in earnings of unconsolidated subsidiary	(403)
Income tax benefit	31
Equity in earnings of unconsolidated subsidiaries (net of tax)	321
Net loss	$(51)
___________
(a)Other deductions primarily represents reserve for income taxes receivable from EFH Corp.